                                                                    EXHIBIT 4.10



                          MASTER ACQUISITION AGREEMENT

        This Master Acquisition Agreement (this "Agreement"), dated as of July 1, 1998, is made by and among DTR Associates Limited Partnership (d/b/a Direct to Retail) ("DTR"), DTR Associates, Inc., Victor Grillo, Sr., Raymond J. Wysocki, Jr. and SmarTalk TeleServices, Inc., a California corporation ("SMTK").

        WHEREAS, SmarTalk is engaged in the business of selling pre-paid telecommunications products and services, including Prepaid Cellular Phones (as defined herein) sold directly to consumers.

        WHEREAS, DTR has specialized expertise in the sale of consumer products sold through retail distribution, including with respect to the Retail Accounts (as defined herein).

        WHEREAS, DTR desires to sell, and SmarTalk desires to purchase, all of the assets of DTR comprising the Business (as defined herein), on the terms and conditions specified in this Agreement.

        NOW, THEREFORE, in consideration of the mutual representations, warranties, covenants and agreements contained herein, and for other good and valuable consideration had and received, the receipt and sufficiency of which are hereby acknowledged, and subject to the terms and conditions set forth herein, the parties to this Agreement hereby covenant and agree as follows:

I. PRODUCTIVITY OF BUSINESS. During the term of this Agreement, (i) DTR will be SMTK's retail account representative with respect to prepaid cellular phones utilizing the handset based Telemac technology and Phillips hardware ("Prepaid Cellular Phones") to the accounts listed on Exhibit A, (ii) DTR will be permitted to sell prepaid phone cards for cellular carrier service, whether furnished exclusively or in conjunction with landline long distance service, and whether offered by SMTK as a proprietary SMTK-branded card or by an authorized third party, authorized by SMTK for sale in connection with the Prepaid Cellular Phones ("Cellular Cards"), and (iii) DTR shall act as SMTK's master representative for those accounts designated by a double asterisk on Exhibit A (the "Retail Accounts"). DTR will pay and be solely responsible for all commissions, fees, costs and expenses payable to sales representatives, sub-representatives or otherwise incurred by DTR in connection with the accounts listed on Exhibit A. SMTK and DTR will cooperate in good faith to transfer the existing sales representative relationships with respect to the Retail Accounts from SMTK to DTR, pursuant to a mutually acceptable assignment and assumption agreement.



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II.     PURCHASE OF ASSETS.  Pursuant to a Bill of Sale and Assignment in
        substantially the form of Exhibit B, and Assignment and Assumption Agreements in substantially the form of Exhibit C (which shall be executed within a reasonable period of time after the execution of this Agreement and which thereafter shall become attached to and become a part of this Agreement), DTR shall transfer, convey, assign and deliver to SMTK, and SMTK shall purchase and assume, all of the assets, rights and benefits of DTR related to its ownership, marketing, sale or distribution of any prepaid products or any telecommunications products (the "Acquired Assets"). Without limiting the generality of the foregoing, the Acquired Assets shall include (collectively, the "Business") (i) all of DTR's rights, claims and assets related to its business and legal relationships with Philips Consumer Communications and its affiliates ("Phillips"), Telemac Cellular Corporation and its affiliates ("Telemac"), Shared Technologies Cellular, Inc. and its affiliates ("STC"), Worldwide Direct, Inc. and its affiliates ("WWD"),
        (ii) any other assets or rights owned by DTR relating to Prepaid Cellular Phones or the business of WWD (including all inventory, equipment, intellectual property or other assets, but excluding all cash, accounts receivable, office supplies, office equipment, personal computers, commercially available software and expressly excluding all rights to use of the name "Direct To Retail" or "DTR" or the associated logos, trademarks or service marks). SMTK shall also have the right, but not the obligation, to solicit and hire any of DTR's employees (other than senior management personnel of DTR) employed in connection with the Business, and DTR shall cooperate and assist SMTK in connection with such matters. At any time, SMTK shall also have the right to return all or any portion of the Acquired Assets to DTR, and such returned assets shall thereafter no longer be considered part of the "Acquired Assets".

III. NO LIABILITIES. Notwithstanding anything to the contrary contained herein, in no event will SMTK acquire or be responsible for any obligations or liabilities, known or unknown, contingent or absolute, of DTR in connection with the Business arising prior to July 1, 1998. SMTK shall be responsible for any and all performance obligations arising in the ordinary course of the Business under contractual rights sold and transferred hereby and any and all liabilities of the Business accruing after July 1, 1998. In accordance with Section VIII.J, DTR, Victor Grillo, Sr. and Raymond J. Wysocki, Jr. will indemnify, defend and hold SMTK harmless against any and all liabilities not expressly assumed by SMTK hereby.

IV. CONSIDERATION. In full consideration for the purchase of the Acquired Assets, SMTK shall pay to DTR the following:

        A.      Fixed Portion.  Upon execution of this Agreement:

                1. $5,000,000 payable in newly issued voting common stock, no par value, of SMTK (the "Shares"), valued at the closing price on the NASDAQ national market on the last trading day immediately



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                        preceding the date of issuance of such Shares.  SMTK
                        will cause a shelf registration statement to be filed as promptly as practicable in order to effect the registration of the Shares and will use its reasonable best efforts to cause such registration statement to become effective on or before December 31, 1998 and remain continuously in effect with respect to any additional Shares that may be issued to DTR by SMTK pursuant to the terms and conditions of this Agreement.

                2. A non-interest bearing promissory note in substantially the form attached hereto as Exhibit D in the principal amount of $5,000,000 cash payable in installments of:
                        $1,000,000 on August 30, 1998; $1,000,000 on September
                        30, 1998; $1,000,000 on October 30, 1998; $1,000,000 on
                        November 30, 1998; and $1,000,000 on December 30, 1998.

        B.      Earn-Out bonus Portion:

                1. If calendar year 1998 SMTK sales of Prepaid Cellular Phones sold by DTR or its representatives through the accounts listed on Exhibit A exceed 200,000 units (net of all promotions, free goods and returns) ("Unit Net Sales"), SMTK will pay to DTR $2,000,000 payable, at SMTK's option, in cash or in additional Shares (valued at the closing price on the NASDAQ national market on the last trading day immediately preceding the date of issuance of such Shares). Any payment due under this
                        Section IV.B.1 shall be made no later than February 28, 1999.

                2. During calendar year 1999, SMTK will pay to DTR an additional $1,250,000 for each 250,000 unit increment in Unit Net Sales sold through the accounts listed on Exhibit A, payable, at SMTK's option in cash or in additional Shares (valued at the closing price on the NASDAQ national market on the last day of the month in which such 250,000th incremental unit is sold); provided, however, in no event shall the payments earned under this Section IV.B.2 exceed $5,000,000 in the aggregate. Any payments due under this Section IV.B.2 shall be made no later than sixty (60) days following the last day of the calendar quarter during which such 250,000th incremental unit is sold.

                3. If calendar year 1999 Unit Net Sales through the accounts listed on Exhibit A exceed 1,200,000 units in the aggregate, SMTK will pay to DTR an additional $2,000,000 payable, at SMTK's option, in cash or in additional Shares (valued at the closing price on the NASDAQ national market on the last trading day immediately preceding the date of issuance of such Shares). Any payment due


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                        under this Section IV.B.3 shall be made no later than
                        February 28, 2000.

        C.      Earn-Out Percentage Portion.  During the term of this Agreement:

                1. SMTK shall pay 5% commission to DTR in connection with SMTK's "net sales" (less any promotions, free goods or returns) of Prepaid Cellular Phones sold by DTR or its representatives to the accounts listed on Exhibit A.

                2. SMTK shall pay 4% commission to DTR in connection with SMTK's "net sales" (less any promotions, free goods or returns) of SMTK prepaid phone cards exclusively for landline long distance sold by DTR or its representatives to the accounts listed on Exhibit A.

                3. From and after January 1, 1999, SMTK shall pay 1% commission to DTR in connection with SMTK's "net sales" (less any promotions, free goods or returns) of Cellular Cards sold by DTR or its representatives to the accounts listed on Exhibit A.

                4. All payments under this Section IV.C.1-3 with respect to the Earn-Out Percentage Portion shall be made (i) on net 30 day terms, with respect to unit shipments that occur within the first 15 calendar days of any calendar month, and (ii) on net 45 day terms, with respect to unit shipments that occur on or between the 15th to the 31st calendar days of any calendar month.

V. SHARED PAYMENT. DTR represents it is owed approximately $2,500,000 due from STC. If DTR receives from STC payment of $2,000,000 (80% of the amount owed) on or before December 31, 1998, then SMTK's obligation under either Section IV.B.2 or Section IV.B.3 with respect to the Earn-Out Bonus Portion payable for 1999 Unit Net Sales will be reduced by $1,000,000; provided, however, that (i) such $1,000,000 reduction shall offset the last payment of the Earn-Out Bonus Portion reasonably expected to be made with respect to 1999 Units Net Sales and (ii) if actual 1999 Unit Net Sales are inadequate to permit SMTK to receive full credit for such $1,000,000 reduction, then DTR will promptly refund or pay to SMTK any shortfall up to the full amount of such $1,000,000 reduction. DTR will use its reasonable best efforts to collect all its receivables from STC on or before December 31, 1998.

VI. NON-COMPETE. During the term of this Agreement and for a period of three (3) years thereafter, except as provided herein or without the prior written approval of SMTK, DTR, Victor Grillo, Sr., Raymond J. Wysocki, Jr. and Christine McCartney will not, directly or indirectly, alone or as a partner, joint venturer, officer, director, employee, consultant, agent, independent contractor, guarantor, financeer, consultant, option holder or stockholder (other than as an option holder


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        or stockholder of less than five percent (5%) of the issued and outstanding stock of any publicly-held corporation whose common stock is listed on a national securities exchange or traded on NASDAQ) of any company or business, participate in, engage in or have a financial interest in any "Competitive Business" within the United States. For purposes of the foregoing, "Competitive Business" shall mean any business, firm, corporation or other business entity related to the manufacture, marketing, sale or distribution of any telecommunications products or services, all prepaid products or services and any business now or hereafter competing with any products or services of SMTK or WWD. Notwithstanding the foregoing, DTR shall be permitted to present to SMTK opportunities in writing for the sale at retail of new prepaid products or services. Such notice shall set forth a reasonable description of such product and a request by DTR that SMTK approve the sale by DTR of such products. Upon receipt of such notice, SMTK may, in its sole discretion, within thirty (30) days of such notice, approve or refuse to approve in writing the sale by DTR of such products. Any such written approval with respect to a product once given shall be irrevocable. It is expressly understood that SMTK would not enter into this Agreement without the guarantees contained in this paragraph, all of which are acknowledged by DTR and the individuals listed above to be reasonable as to duration, geographic coverage and scope.

VII. TERMINATION. SMTK may terminate DTR's sales representative arrangement and its distribution rights under this Agreement (i) without cause, at any time upon 30 days advance written notice, provided that SMTK will thereafter remain obligated to make all payments to DTR otherwise payable hereunder, whether accruing before or after the date of such termination, (ii) only for cause (as defined below), immediately without any further obligation or liability whatsoever to DTR, except for the obligation to make payments due hereunder properly accruing before the date of such termination, subject to SMTK's right of offset, or (iii) if SMTK becomes subject to telecommunications laws or regulations that would materially conflict with the terms of this Agreement or substantially prohibit SmarTalk's ability to perform hereunder. For purposes hereof, "cause" shall be defined as (i) a willful breach by DTR or its affiliates of any material provision of this Agreement, (ii) commission by DTR or its affiliates of any criminal or fraudulent act in connection with SMTK or the Business, or (iii) DTR filing any bankruptcy proceeding or becoming insolvent, making an assignment for the benefit of creditors, or failing to pay any indebtedness when due hereunder.

VIII.   OTHER PROVISIONS.

        A. This Agrement supersedes (i) the Joint Marketing Agreement, dated February 13, 1998, between WWD and DTR and (ii) the letter agreement, dated June 10, 1998 between SMTK, DTR and Victor Grillo Sr., both of which are hereby expressly terminated and of no further force or effect. Neither SMTK, WWD, DTR or Victor Grillo Sr. shall have any liability to the others based of the terms of such Joint Marketing Agreement or such letter agreement.



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        B.      During 1998, pursuant to the current lease, WWD may continue to lease all of WWD's existing office space from DTR, at the rate currently offered to WWD. With respect to calendar year 1999, DTR and WWD shall amend the lease to provide rent for calendar year 1999 at one-half of the monthly fair market rental value, as determined by a third party mutually acceptable to SMTK and DTR.

        C. SMTK will provide at least 90 days advance notice to DTR before initiating any product change in the Prepaid Cellular Phones as currently offered for sale by WWD. From time to time, SMTK will advise DTR of revisions to SMTK's marketing and distribution strategies to assist DTR in performing its obligations under this Agreement.

        D. SMTK shall be entitled to establish pricing (as well as any discounts, promotions, credit or return policies) for the Prepaid Cellular Phones, in it sole discretion, provided that such pricing is afforded to DTR on a "most favored nations" basis. SMTK shall also be entitled to establish pricing (as well as any discounts, promotions, credit or return policies), in its sole discretion, for all SMTK prepaid wireless and landline phone cards, whether sold in connection with the Prepaid Cellular Phones or otherwise.

        E. SMTK shall be entitled to all Acquired Assets of DTR as of the date hereof relating to Prepaid Cellular Phones or the Business. DTR represents and warrants to SMTK as follows:

                1. DTR is validly organized, in good standing and authorized to enter into this Agreement. This Agreement constitutes a binding and enforceable Agreement against DTR or the other signatories hereto.

                2. DTR holds good and marketable title to all of the Acquired Assets, free and clear of any liens, but subject to any security interests of record, all of which DTR shall have satisfied, discharged and released on or before August 1, 1998.

                3. The Acquired Assets are all of the assets owned by DTR relating to the Business, including the conduct of DTR's business relating to Prepaid Cellular Phones.

                4. The payments and other consideration provided to DTR by SMTK hereunder represent full and complete payment for
                        (i) all services contemplated to be rendered by DTR hereunder, (ii) all of the Acquired Assets and (iii) all of the assets relating to the Business.

        F. DTR will use its reasonable best efforts to: (i) assist SMTK in the development and expansion of its business and of the business of WWD through the performance in good faith of DTR's duties and obligations under this Agreement,


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                (ii) maximize the value of the business of SMTK and WWD, (iii)
                sell Prepaid Cellular Phones and SMTK products and services to accounts listed on Exhibit A, and (iv) do all other things necessary or desirable to carry out the purposes and intent of this Agreement.

        G. SMTK represents and warrants to DTR that SMTK is validly organized, in good standing and authorized to enter into this Agreement. This Agreement constitutes a binding and enforceable agreement against SMTK or the other signatories hereto.

        H. DTR will provide specified services and merchandising, as mutually agreed upon with SMTK, to support the procurement of accounts and increase the sell through of accounts. DTR and SMTK will cooperate in good faith to develop mutually acceptable sales plans and strategies designed to increase DTR's sales performance under this Agreement. DTR will follow all of SMTK's reasonable directions in connection with selling the Prepaid Cellular Phones under this Agreement.

        I. Without the prior written consent of the non-disclosing party, DTR and SmarTalk will not, or at any time thereafter for any reason, in any fashion, form or manner, either directly or indirectly, divulge, disclose or communicate to any person, firm, corporation or other business entity, in any manner whatsoever, any confidential information or trade secrets concerning the business of DTR or SMTK.

        J. DTR, Victor Grillo, Sr. and Raymond J. Wysocki, Jr. shall severally indemnify, defend and hold harmless SMTK and its affiliates from any inaccuracy in any of DTR's representations or warranties to SMTK or for any breach by DTR of any of the provisions of this Agreement; provided, however, in no event shall DTR or its affiliates be responsible for liabilities arising from the negligence or willful misconduct of SMTK.

        K. SMTK shall indemnify, defend and hold harmless DTR and its affiliates from any inaccuracy in any of SMTK's representations or warranties to DTR or for any breach by SMTK of any of the provisions of this Agreement; provided, however, in no event shall SMTK be responsible for liabilities arising from the negligence or willful misconduct DTR or its affiliates.

        L. This Agreement and the duties hereunder may not be delegated or assigned, except with the prior written consent of the other parties hereto. This Agreement shall remain binding upon successors and permitted assigns, including successors and assigns to the business of SMTK or DTR, whether by merger, purchase of assets or otherwise.

        M. Nothing in this Agreement shall create any relationship between the parties other than that as independent contractor, and no party shall have any authority to hire


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                any person on behalf of any other party, and the employees and agents of any party will not be considered or construed as being employees of any other party. No party will, and has no authority to, enter into any contract or agreement in the name of or on behalf of any other party. No party will, expressly or by implication, suggest to any third party that it has any relationship with any other party other than that of an independent contractor, nor that it has any authority to enter into agreements or contracts on behalf of, or in the name of, any other party.

        N. Each party acknowledges the exclusive ownership, right, title and interest of the other parties (directly or indirectly) in and to the trademarks and servicemarks, and the patents, copyrights and software (in each case whether or not registered) of such other party, and each party acknowledges that nothing in this Agreement is intended to transfer any ownership, rights, title or interest in such intellectual property to the other parties. No party will at any time do or cause to be done any act or thing contesting or impairing in any way any such other party's right, title and interest, and no party will, or permit any employee or other agent to, use any other party's equipment, software, trademarks, trade names, service marks, licenses, patents, trade secrets or other intellectual property or other property for any purpose or activity except as expressly authorized or contemplated by this Agreement.

        O. This Agreement contains the entire agreement among the parties with respect to the subject matter hereof and shall be enforceable in accordance with the internal substantive laws of the State of Ohio.

        P. The term of this Agreement will commence as of the date first written above and end on December 31, 1999, unless earlier terminated or extended by mutual agreement of the parties. Upon expiration or termination of this Agreement, all terms and provisions (except for provisions relating to confidentiality, indemnification, non-competition or the obligations to make payments properly accruing before such termination) will cease and be of no further force and effect, and no party will have any obligations to the others except as expressly provided herein.

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        IN WITNESS WHEREOF, the parties have caused this Agreement to be executed by their respective duly authorized representatives.


                                SMARTALK TELESERVICES, Inc.

                                /s/  ERICH L. SPANGENBERG
                                -----------------------------
                                By:  Erich L. Spangenberg
                                Its: Chief Executive Officer


                                DTR ASSOCIATES LIMITED PARTNERSHIP
                                By its sole general Partner
                                DTR Associates, Inc.

                                /s/  VICTOR GRILLO, SR.
                                -----------------------------
                                By:  Victor Grillo, Sr.
                                Its: Chief Executive Officer


                                DTR ASSOCIATES, INC.

                                /s/  VICTOR GRILLO, SR.
                                -----------------------------
                                By:  Victor Grillo, Sr.
                                Its: President



        The undersigned execute this Agreement solely with respect to, and to acknowledge their several responsibilities under, Section II concerning sale of the Acquired Assets, Section III concerning DTR's liabilities (it being understood that the undersigned shall only be personally responsible under
Section III to the extent of their personal knowledge), Section VI with respect to non-competition, and Section VIII.K with respect to indemnification.


                                /s/  VICTOR GRILLO, SR.
                                -----------------------------
                                Victor Grillo, Sr.



                                /s/  RAYMOND J. WYSOCKI
                                -----------------------------
                                Raymond J. Wysocki




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        The undersigned executes this Agreement solely with respect to Sections
VIII.A and VIII.B.


                                WORLDWIDE DIRECT, INC.


                                /s/  VICTOR GRILLO, SR.
                                -----------------------------
                                By:  Victor Grillo, Sr.
                                Its: President

        For and in consideration of $5,000 cash had and received, the receipt and sufficiency of which is hereby acknowledged, the undersigned executes this Agreement solely with respect to, and to acknowledge her responsibilities under, Section VI with respect to non-competition.



                                /s/ CHRISTINE McCARTNEY
                                -----------------------------
                                Name: Christine McCartney